# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Andersen Group Inc., CIK 0002065708
CUSIP: 033853102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 333 Bush Street, Suite 1700, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000938206

## Reporting persons
- DRIEHAUS CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 560,207; sole dispositive power 0; shared dispositive power 560,207; aggregate amount beneficially owned 560,207 (4.43% of the class)

## Item 1. Issuer
Name of issuer: Andersen Group Inc.
Address of issuer's principal executive offices: 333 Bush Street, Suite 1700, San Francisco, California, 94104

## Item 2. Person Filing
Name of person filing: Driehaus Capital Management LLC
Address of principal business office or, if none, residence: 25 East Erie Street, Chicago, Illinois 60611
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 560207
Percent of class: 4.43
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 560207
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 560207

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- DRIEHAUS CAPITAL MANAGEMENT LLC: Janet McWilliams, Janet McWilliams/General Counsel (05/15/2026)